INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(Expressed in U.S. dollars)

(Unaudited)

Banro Corporation
CONTENTS

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position	3

Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)	4

Interim Condensed Consolidated Statements of Changes in Equity	5

Interim Condensed Consolidated Statements of Cash Flow	6

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars) (unaudited)

		March 31,	December 31,
	Notes
		2015	2014
		$	$
ASSETS
Current Assets
Cash and cash equivalents	5	3,024	1,002
Trade and other receivables	6	6,643	7,261
Prepaid expenses and deposits	7	9,542	6,164
Current portion of inventories	8	28,527	28,893
		47,736	43,320
Non-Current Assets
Long-term investment	9	256	1,061
Property, plant and equipment	10	288,434	295,010
Exploration and evaluation	11	132,167	129,959
Non-current portion of inventories	8	4,178	3,874
Mine under construction	12	430,718	414,258
		855,753	844,162
TOTAL ASSETS		903,489	887,482

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade and other payables	13	75,238	86,396
Deferred revenue	14	-	3,000
Current portion of bank loans	15	18,628	17,123
Employee retention allowance	16	3,558	3,405
Current portion of derivative instruments - mark-to-market	17	9,310	1,393
		106,734	111,317
Non-Current Liabilities
Non-current portion of bank loans	15	-	3,869
Provision for closure and reclamation	18	7,941	7,755
Non-current portion of derivative instruments - mark-to-market	17	13,567	-
Long-term debt	19	204,055	200,921
Preference shares	20	72,204	71,116
		297,767	283,661
Total Liabilities		404,501	394,978

Shareholders' Equity
Share capital	21	518,615	518,615
Warrants	21b	13,356	13,356
Contributed surplus	22	43,035	42,526
Accumulated other comprehensive (loss)/income		(425)	380
Deficit		(75,593)	(82,373)
		498,988	492,504
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		903,489	887,482

Commitments and contingencies	23

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Expressed in thousands of U.S. dollars) (unaudited)

		For the three months ended
	Notes	March 31, 2015	March 31, 2014
		$	$
Operating revenue		41,003	30,439

Operating expenses
Production costs	26	(17,895)	(20,007)
Depletion and depreciation	10	(6,386)	(4,391)
Total mine operating expenses		(24,281)	(24,398)

Gross earnings from operations		16,722	6,041

General and administrative	27	(2,787)	(1,466)
Share-based payments	22	(403)	(61)
Other charges and provisions, net	29	(744)	(1,903)
Net income from operations		12,788	2,611

Finance expenses	28	(6,055)	(3,325)
Foreign exchange gain		46	8
Interest income		1	2
Net income/(loss)		6,780	(704)

Items that may be reclassified to profit or loss:
Foreign currency translation differences of foreign investment in associate	9	-	(51)
Fair value loss on available-for-sale financial asset	9	(805)	-
Total comprehensive income/(loss)		5,975	(755)

Income/(loss) per share
Basic	21c	0.03	(0.00)
Diluted	21c	0.03	(0.00)

Weighted average number of common shares outstanding
Basic	21c	252,101	252,101
Diluted	21c	252,221	252,101

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S dollars) (unaudited)

		Share capital
		Number of				Currency	Available-		Total
	Notes	common			Contributed	Translation	for-sale		Shareholders'
		shares	Amount	Warrants	Surplus	Adjustment	asset	Deficit	Equity
		(in thousands)	$	$	$	$	$	$	$
Balance as at January 1, 2014		252,101	518,615	13,356	41,793	(87)	-	(82,693)	490,984
Net loss for the period		-	-	-	-	-	-	(704)	(704)
Share-based payments	22	-	-	-	127	-	-	-	127
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	(51)	-	-	(51)
Balance as at March 31, 2014		252,101	518,615	13,356	41,920	(138)	-	(83,397)	490,356
Net income for the period		-	-	-	-	-	-	1,024	1,024
Share-based payments	22	-	-	-	620	-	-	-	620
Long-term investment	9	-	-	-	(14)	110	-	-	96
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	28	-	-	28
Fair value gain on available-for-sale financial asset	9	-	-	-	-	-	380	-	380
Balance as at December 31, 2014		252,101	518,615	13,356	42,526	-	380	(82,373)	492,504
Net income for the period		-	-	-	-	-	-	6,780	6,780
Share-based payments	22	-	-	-	509	-	-	-	509
Fair value loss on available-for-sale financial asset	9	-	-	-	-	-	(805)	-	(805)
Balance as at March 31, 2015		252,101	518,615	13,356	43,035	-	(425)	(75,593)	498,988

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended
	Notes	March 31, 2015	March 31, 2014
		$	$
Cash flows from operating activities
Net income/(loss) for the period		6,780	(704)
Adjustments for:
Recognition of deferred revenue	14	(3,000)	(7,369)
Depletion and depreciation	10	6,411	4,405
Unrealized foreign exchange loss/(gain)		16	(81)
Share-based payments	22	403	61
Employee retention allowance	16	154	155
Finance expense excluding bank charges, net of interest income	28	5,518	2,990
Accretion on closure and reclamation	18	186	155
Other charges and provisions, net	29	744	1,903
Interest paid		(1,372)	(1,772)
Interest received		-	2
Operating cash flows before working capital adjustments		15,840	(255)
Working capital adjustments	32	(8,152)	723
Net cash flows provided by operating activities		7,688	468

Cash flows from investing activities
Acquisition of property, plant, and equipment	10	(2,235)	(4,571)
Exploration and evaluation expenditures and associated working capital movements	11	(3,505)	(3,890)
Expenditures on mine under construction and associated working capital movements, net of pre-production revenue	12	(6,822)	(10,772)
Interest paid		(8,348)	(8,370)
Advances - Long-term investment	9	-	(1)
Net cash used in investing activities		(20,910)	(27,604)

Cash flows from financing activities
Bank overdraft	13	(1,280)	3,764
Net proceeds from derivative liabilities	17	19,700	-
Net proceeds from shares issuance	20, 21	-	39,096
Payment of dividends	20	(750)	(737)
Net proceeds from (repayments of) bank loans	15	(2,364)	(1,996)
Net cash provided by financing activities		15,306	40,127

Effect of foreign exchange on cash and cash equivalents		(62)	(10)
Net increase in cash and cash equivalents		2,022	12,981
Cash and cash equivalents, beginning of the period		1,002	4,452
Cash and cash equivalents, end of the period		3,024	17,433

Other cash flow items and non-cash transactions (Note 32)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

1.	CORPORATE INFORMATION

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three months ended March 31, 2015 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in the Congo, Banro Hydro SARL, and its subsidiary in Barbados, Banro Group (Barbados) Limited. The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three months ended March 31, 2015, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IFRS. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2014, which includes information necessary to understand the Company’s business and financial statement presentation. Certain comparative figures have been reclassified and aggregated to conform to the current period’s presentation. Royalties of $304 have been reclassified from General and Administrative expense to Production Costs; Share of loss from investment in associate of $17 and Loss on change in fair value of derivative financial instruments of $1,886 have been reclassified to Other Charges and Provisions, net; and Transaction Costs of $904, Interest and Bank Charges of $1,684, and Dividends paid on Preferred Shares of $737 are now presented as Finance Expenses.

The date the Company’s Board of Directors approved these interim condensed consolidated financial statements was May 13, 2015.

b)	Continuation of Business

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which are presented at fair value.

The Company earned net income of $6,780 for the three months ended March 31, 2015 (three months ended March 31, 2014 – net loss of $704) and as at March 31, 2015 had a working capital deficit of $58,998 (December 31, 2014 - $67,997).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. Management is exploring all available options to secure additional funding, including forward sale agreements, equity financing and strategic partnerships. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, market conditions may raise substantial doubt on the Company’s ability to continue as a going concern.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of recorded asset amounts, classification of liabilities and changes to the statements of comprehensive income/(loss) that might be necessary if the Company was unable to continue as a going concern.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 3 of the annual consolidated financial statements of the Company as at and for the year ended December 31, 2014, except for those newly adopted accounting standards noted below.

a)	Newly Applied Accounting Standards

The following amended standards were applied as of January 1, 2015:

•	IFRS 8, “Operating Segments” (amendment); and
•	IAS 24, “Related Party Disclosures” (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s interim condensed consolidated financial statements.

b)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) were published by the IASB in December 2014. The amendments define the application of the consolidation exception for investment entities. They are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of these standards but does not expect these standards to have a material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) were issued by the IASB in December 2014. The amendments clarify principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. They clarify that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 38 Intangible Assets (“IAS 38”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

4.	SUBSIDIARIES

The following table lists subsidiaries of the Company:

Name of Subsidiary	Place of Incorporation	Proportion of Beneficial Common Share Ownership Interest	Principal Activity
Twangiza Mining SA1	Congo	100%	Mining
Namoya Mining SA1	Congo	100%	Mining
Lugushwa Mining SA1	Congo	100%	Mining
Kamituga Mining SA1	Congo	100%	Mining
Banro Congo Mining SA1	Congo	100%	Mining
Banro Hydro SARL	Congo	100%	Inactive
Banro American Resources Inc.	United States of America	100%	Inactive
Twangiza (Barbados) Limited	Barbados	100%	Holding and Financing
Namoya (Barbados) Limited	Barbados	100%	Holding and Financing
Lugushwa (Barbados) Limited	Barbados	100%	Holding
Kamituga (Barbados) Limited	Barbados	100%	Holding
Banro Congo (Barbados) Limited	Barbados	100%	Holding
Banro Group (Barbados) Limited	Barbados	100%	Holding and Financing

1 During the three months ended September 30, 2014, these entities were reincorporated as "SA" entities in the Congo as per changes in the country's corporate laws.

5.	CASH AND CASH EQUIVALENTS

	March 31,	December 31,
	2015	2014
	$	$
Cash	2,827	786
Cash equivalents	197	216
	3,024	1,002

Cash and cash equivalents of the Company include cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that is readily convertible to known amounts of cash.

6.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2015	2014
	$	$
Advances to employees	246	211
VAT receivable	6,160	6,797
Other receivables	237	253
	6,643	7,261

As at March 31, 2015, there was no allowance on the value-added taxes (“VAT”) or advances to employees as all amounts are expected to be fully recovered (December 31, 2014 - $nil).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

7.	PREPAID EXPENSES AND DEPOSITS

	March 31,	December 31,
	2015	2014
	$	$
Supplier prepayments and deposits - Twangiza	4,896	3,066
Supplier prepayments and deposits - Namoya	3,126	1,959
Prepaid insurance and rent	1,520	1,139
	9,542	6,164

8.	INVENTORIES

	March 31,	December 31,
	2015	2014
	$	$
Ore in stockpiles	1,151	709
Gold in process	512	723
Gold bullion	3,195	2,143
Mine operating supplies	23,669	25,318
Total current portion	28,527	28,893

Non-current ore in stockpiles[1]	4,178	3,874
Total non-current portion	4,178	3,874

Total	32,705	32,767

1 Includes low-grade material not scheduled for processing within the next twelve months.

During the three months ended March 31, 2015, the Company recognized $17,895 (three months ended March 31, 2014 - $20,007) of parts and supplies inventory as an expense within production costs in the interim condensed consolidated statement of comprehensive income/(loss).

9.	LONG-TERM INVESTMENT

The Company’s investment in Delrand Resources Limited (“Delrand”), which met the definition of an associate of the Company until May 2014, is classified as an available for sale financial asset as at March 31, 2015 and December 31, 2014, and is summarized as follows:

	March 31, 2015	December 31, 2014
Delrand Resources Limited

Percentage of ownership interest	7.06%	7.06%
Common shares held	1,539	1,539
Total investment	$256	$1,061

Delrand, a publicly listed entity on the Toronto Stock Exchange and the JSE Limited in South Africa, is involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on the Toronto Stock Exchange as at March 31, 2015, is $256 (December 31, 2014 - $1,061). For the three months ended March 31, 2015, the Company's fair value loss of $805 was reflected in other comprehensive income/(loss) (three months ended March 31, 2014 – share of loss in the results of Delrand of $17 was included in the interim condensed statement of comprehensive income/(loss) and a loss from foreign currency translation differences of foreign investment in associate of $51 reflected in other comprehensive income/(loss)).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

10.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

	Mining assets	Construction in progress	Plant and equipment	Total
	$	$	$	$
I) Cost
Balance as at January 1, 2014	54,771	35,293	276,596	366,660
Additions	-	14,249	4,421	18,670
Transfers	-	(48,010)	48,010	-
Disposals	-	-	(1,619)	(1,619)
Balance as at December 31, 2014	54,771	1,532	327,408	383,711
Additions	-	1,204	1,031	2,235
Balance as at March 31, 2015	54,771	2,736	328,439	385,946

II) Accumulated Depreciation
Balance as at January 1, 2014	12,750	-	41,805	54,555
Depreciation for the year	-	-	27,914	27,914
Depletion for the year	7,698	-	-	7,698
Disposals	-	-	(1,466)	(1,466)
Balance as at December 31, 2014	20,448	-	68,253	88,701
Depreciation for the period	-	-	7,381	7,381
Depletion for the period	1,430	-	-	1,430
Balance as at March 31, 2015	21,878	-	75,634	97,512

III) Carrying amounts
Balance as at December 31, 2014	34,323	1,532	259,155	295,010
Balance as at March 31, 2015	32,893	2,736	252,805	288,434

During the three months ended March 31, 2015 and 2014, no assets were disposed of. The Company’s property, plant and equipment in the Congo are pledged as security.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

11.	EXPLORATION AND EVALUATION ASSETS

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

					Banro
	Twangiza	Namoya	Luguswha	Kamituga	Congo	Total
					Mining
Cost	$	$	$	$	$	$
Balance as at January 1, 2014	28,595	15,051	50,270	21,002	2,802	117,720
Additions	2,431	1,792	3,163	3,408	1,425	12,219
Balance as at December 31, 2014	31,026	16,843	53,433	24,410	4,227	129,939
Additions	368	284	609	610	337	2,208
Balance as at March 31, 2015	31,394	17,127	54,042	25,020	4,564	132,147

There is approximately $20 of intangible exploration and evaluation expenditures as at March 31, 2015 (December 31, 2014 - $20). The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above.

12.	MINE UNDER CONSTRUCTION

Development expenditures with respect to the construction of the Company’s Namoya mine are as follows:

Namoya Mine
Cost	$
Balance as at January 1, 2014	337,203
Additions	98,742
Pre-commercial production revenue	(21,687)
Balance as at December 31, 2014	414,258
Additions	27,943
Pre-commercial production revenue	(11,483)
Balance as at March 31, 2015	430,718

Mines under construction are not depreciated until construction is completed. This is signified by the formal commissioning of a mine for production. Revenues realized before commencement of commercial production (“pre-commercial production revenue”) are recorded as a reduction of the respective mining asset. A capitalization rate of 10.2% was used for general borrowings.

13.	TRADE AND OTHER PAYABLES

	March 31,	December 31,
	2015	2014
	$	$
Bank overdrafts	2,373	3,653
Accounts payable	66,821	70,358
Accrued liabilities	6,044	12,385
	75,238	86,396

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Accounts payable and accrued liabilities are mainly comprised of amounts outstanding for purchases relating to exploration, development, and production activities and amounts payable for professional services. The credit term period for purchases typically ranges from 30 to 120 days.

14.	DEFERRED REVENUE

In October 2014, the Company entered into a prepayment arrangement with Auramet International, LLC (“Auramet”) (the organization through which the Company currently sells gold produced from its mines) for $6,000 to deliver a total of 5,228 ounces of gold in equal monthly deliveries of 1,307 ounces from November 2014 to February 2015. As per the agreement, the Company delivered gold in November and December 2014 with a remaining balance of $3,000 for the delivery of 2,614 ounces as of December 31, 2014. The Company delivered 1,307 ounces each in January and February 2015.

Deferred revenue of $7,369 as at December 31, 2013, represented a prepayment arrangement for the delivery of 6,250 ounces of gold to Auramet in January 2014.

As at March 31, 2015, all deliveries on the Company’s deferred revenue arrangements were completed.

In determining the appropriate recognition and presentation of the deferred revenue, the Company made judgments with regards to the arrangement with Auramet including the Company’s quantity and timing of expected future production, intent of the arrangement, and the option to settle in cash.

15.	BANK LOANS

During the three months ended March 31, 2015, the Company made repayments on outstanding bank loans as per the terms of the loan agreements.

$
Balance at January 1, 2014	42,500
Withdrawals	3,000
Renegotiation Fee	106
Repayments	(24,614)
Balance at December 31, 2014	20,992
Repayments	(2,364)
Balance at March 31, 2015	18,628

The Company has accrued interest on the credit facilities of $106 as of March 31, 2015 (December 31, 2014 - $154) under accrued liabilities in its interim condensed consolidated statement of financial position. The Company has recorded interest expense of $nil, for the three months ended March 31, 2015 (March 31, 2014 - $341) and $434 was recorded in mine under construction for the three months ended March 31, 2015 (March 31, 2014 - $504) in relation to the bank loans.

16.	EMPLOYEE RETENTION ALLOWANCE

The Company has an employee retention incentive plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at March 31, 2015, the Company had accrued a liability of $3,558 (December 31, 2014 - $3,405).

The following table summarizes information about changes to the Company’s employee retention allowance during the three months ended March 31, 2015.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

$
Balance as at January 1, 2014	2,777
Additions	899
Forfeitures	(92)
Payments to employees	(179)
Balance as at December 31, 2014	3,405
Additions	268
Forfeitures	(42)
Payments to employees	(73)
Balance as at March 31, 2015	3,558

17.	DERIVATIVE INSTRUMENTS

a)	Gold Prepayment Arrangement

In February 2015, the Company closed a gold forward sale agreement relating to the Twangiza mine. The agreement provided for the prepayment by the purchaser of $20,000 for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The Company has classified the obligation under the agreement as a financial instrument at fair value through profit or loss based on the intent, terms and nature of the agreement. Transaction costs of $300 were expensed to the interim condensed consolidated statement of comprehensive income/(loss). As at March 31, 2015, a fair value of $20,351 was included in derivative instruments and a loss of $351 relating to the revaluation of the instrument was reflected in the interim condensed consolidated statement of comprehensive income/(loss). The Company has classified $13,567 as non-current based on the expected timing of extinguishing the instrument.

In February 2015, the Company closed a gold prepayment arrangement with Auramet for $3,000 to deliver 840 ounces each for three consecutive months. The Company classified the obligation under the agreement as a financial instrument at fair value through profit or loss based on the intent, terms and nature of the agreement. The first delivery was made in March 2015. As at March 31, 2015, the liability to deliver the remaining 1,680 ounces was recorded as a derivative instrument at a fair value of $1,994 and a loss of $2 relating to the revaluation of the instrument was reflected in the interim condensed consolidated statement of comprehensive income/(loss).

As at December 31 2014, the Company had an outstanding obligation, valued at $1,291, for the delivery of 535 ounces per month in January and February 2015. As of March 31, 2015, the Company had delivered all ounces for this arrangement and a fair value loss of $111 on this obligation was reflected in the interim condensed consolidated statement of comprehensive income/(loss).

b)	Call Options

In connection with the gold prepayment arrangement in February 2015, the Company issued call options for the purchase of 6,000 ounces of gold in September 2015 at a price of $1,300 per ounce. The call options were initially recognized at their fair value of $96 and subsequently revalued as at March 31, 2015 to $50. During the three months ended March 31, 2015, the Company reflected an unrealized fair value gain of $46 on these call options in the interim condensed consolidated statement of comprehensive income/(loss) (March 31, 2014 - $nil).

As at March 31, 2015, the Company has outstanding call options for the purchase of 1,250 ounces of gold per month for 4 months starting in June 2015 at a price of $1,400 per ounce. The call options were revalued as at March 31, 2015 to $3 (December 31, 2014 - $16). During the three months ended March 31, 2015, the Company reflected an unrealized fair value gain of $13 on these call options in the interim condensed consolidated statement of comprehensive income/(loss) (March 31, 2014 - $nil).

c)	Warrants to Purchase Common Shares

On August 18, 2014, warrants were issued as a part of a debt facility arranged by the Company (see Note 19). The warrants entitle the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As at March 31, 2015, all warrants issued were outstanding. For the three months ended March 31, 2015, the Company reflected a fair value loss on the revaluation of these warrants of $393 in the statement of comprehensive income/(loss) (March 31, 2014 - $nil). As of March 31, 2015, the Company recorded a fair value derivative liability of $479 (December 31, 2014 - $86).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

18.	PROVISION FOR CLOSURE AND RECLAMATION

The Company recognizes a provision related to its constructive and legal obligations in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted cash flows using an interest rate of 9.57%, a mine life of 10 years, and estimated future undiscounted liability of $9,060 (December 31, 2014 - $9,060). The provision for the Namoya mine is calculated at the net present value of the future estimated undiscounted liability using an interest rate of 9.57%, a mine life of 10 years, and estimated future undiscounted liability of $10,281 (December 31, 2014 - $10,281). For the three months ended March 31, 2015, the Company recorded an accretion expense of $186 (March 31, 2014 - $18) in the interim condensed consolidated statement of comprehensive income/(loss). As at March 31, 2015, the Company recorded a provision for mine rehabilitation of $7,941 (December 31, 2014 - $7,755).

	Twangiza	Namoya
			Total
	Mine	Mine
	$	$	$
Balance at January 1, 2014	2,023	2,195	4,218
Change in discount rate	1,371	1,557	2,928
Unwinding of the discount rate	293	327	620
Addition/(decrease) in obligation	(54)	43	(11)
Balance at December 31, 2014	3,633	4,122	7,755
Unwinding of the discount rate	87	99	186
Balance at March 31, 2015	3,720	4,221	7,941

19.	LONG-TERM DEBT

On August 18, 2014, the Company closed a liquidity backstop facility (the “Facility”) for gross aggregate proceeds of up to $35,000. The Facility provides for the issuance by the Company of two classes of notes, defined as Priority Lien Notes and Parity Lien Notes, as well as common share purchase warrants of the Company (see Note 17c). The notes mature on July 31, 2016, but may be prepaid at any time in whole or in part without penalty. The notes bear initial interest rates of 10% and 15% for the Priority Lien Notes and Parity Lien Notes, respectively, accruing and payable monthly in arrears, with semi-annual step up provisions in interest to as high as 20% and 25% for the Priority Lien Notes and Parity Lien Notes, respectively, seven months before expiry. Any interest payable on or before July 31, 2015 may be capitalized monthly by the Company by adding the accrued interest to the outstanding principal of the notes. The interest rate applicable to any such capitalized interest will be 2% higher.

On August 18, 2014, the Company drew down under the Facility a total of $27,700 ($19,700 in Priority Lien Notes and $8,000 in Parity Lien Notes). On August 29, 2014, the Company drew down under the Facility an additional $3,000 (evidenced by Priority Lien Notes). The monthly interest payable on the notes from August 31 to December 31 was capitalized. On October 17, 2014, the Company drew down the remaining balance of $4,300 in Priority Lien Notes. On December 9, 2014, the Facility was amended to increase the aggregate proceeds limit to $37,000 and the Company drew down an additional $2,000 in Parity Lien Notes.

The Company recognized the long-term debt portion of the securities issued under the Facility, at a fair value of $36,640 less transaction costs of $1,143, in its interim condensed consolidated statement of financial position. As a portion of the proceeds from the Facility is attributable to the construction of the Namoya mine, the Company will capitalize 100% of borrowing costs for the $2,000 in Parity Lien Notes and the related portion of all other borrowing costs calculated using a rate of 21.91% . As at March 31, 2015, the fair value of the long-term debt approximates its carrying value. For the three months ended March 31, 2015, the Company capitalized borrowing costs of $505 (March 31, 2014 – $nil) to Mine under Construction and recognized $1,361 (March 31, 2014 - $nil) of borrowing costs under finance expense in its interim condensed consolidated statement of comprehensive income/(loss). As of March 31, 2015, the Company included capitalized interest on the outstanding principal of $4,235 (December 31, 2014 - $2,369) under long-term debt in its interim condensed consolidated statement of financial position as the capitalized interest will remain outstanding until the date of extinguishment, in whole or part.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (“the Notes”) and 48 common share purchase warrants (“the Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its interim condensed consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company will capitalize the related portion, 88%, of all borrowing costs. As at March 31, 2015, the fair value of the long-term debt is $86,625 (December 31, 2014 - $113,750) which is valued using a market approach. For the three months ended March 31, 2015, the Company capitalized borrowing costs of $4,955 (March 31, 2014 – $4,819) to Mine under Construction and recognized $617 (March 31, 2014 - $670) of borrowing costs under finance expense in its interim condensed consolidated statement of comprehensive income/(loss). As of March 31, 2015, the Company included accrued interest on the long-term debt of $1,458 (December 31, 2014 - $5,833) under accrued liabilities in its interim condensed consolidated statement of financial position.

The Company has complied with its long-term debt covenants as at March 31, 2015.

	Offering	Facility	Total
	$	$	$
Balance at January 1, 2014	158,599	-	158,599

Debt issued	-	35,497	35,497
Accretion and capitalized interest	4,456	2,369	6,825
Balance at December 31, 2014	163,055	37,866	200,921

Accretion and capitalized interest	1,268	1,866	3,134
Balance at March 31, 2015	164,323	39,732	204,055

The table below details the timing of payments for principal and interest on the long-term debt:

		Payments due by period
		Less than	One to three	Three to four	After four
	Total	one year	years	years	years
	$	$	$	$	$
Offering debt	175,000	-	175,000	-	-
Offering debt interest	35,000	17,500	17,500	-	-
Facility debt	37,000	-	37,000	-	-
Facility debt interest	13,848	5,265	8,583	-	-

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

20.	PREFERENCE SHARES

a)	Authorized

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series shall be ranked on a parity with the preference shares of every other series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b)	Issued

On April 25, 2013 (the “Closing Date”), the Company issued 116,000 series A preference shares of the Company at a price of $25 per series A preference share (“Series A Shares”) and 1,200,000 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200,000 associated series B preference shares (“Series B Shares”) of the Company at a price of $25 per combined Subco Share and Series B Share, for gross aggregate proceeds of $32,900. Collectively, the Series A Shares and Subco Shares are referred to as the “Preference Shares”.

Quarterly preferential cumulative cash dividends will accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that will accrue on the Preference Shares on any dividend payment date shall be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (as defined below) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (as defined below) on such dividend payment date by (B) four.

The “Dividend Liquidation Preference” of a Preference Share on any dividend payment date means an amount equal to (i) the simple average of the afternoon London Gold Fix price per troy ounce for each trading day during the three month period ending on the immediately preceding dividend payment date multiplied by (ii) 0.017501.

The “Production Schedule Yield” means for any dividend payment date the percentage rate appearing under the heading “Annual Dividend Yield” in the table below corresponding to the Monthly Production Level for such dividend payment date (where Monthly Production Level for any dividend payment date refers to the average monthly production level during the three-month period ending on the immediately preceding dividend payment date).

Monthly Production	Annual Dividend
Level (ounces)	Yield (%)
< 8,001	10.00
8,001 - 9,000	10.50
9,001 - 10,000	11.00
10,001 - 11,000	11.50
11,001 - 12,000	12.00
12,001 - 13,000	12.50
13,001 - 14,000	13.00
14,001 - 15,000	13.50
15,001 - 16,000	14.00
16,001 - 17,000	14.50
> 17,000	15.00

The Preference Shares are not redeemable at the option of the Company or Subco, as applicable, until the later of (i) the first date on which the Company and its subsidiaries have achieved total cumulative gold production of 800,000 ounces from and including the Closing Date and (ii) the date that is five years from the Closing Date.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Commencing on the first day after the date that is five years from the Closing Date, for so long as the Company and its subsidiaries have achieved total cumulative gold production that is less than 800,000 ounces from the Closing Date, each holder of the Preference Shares will have the option at any time to require the Company or Subco, as applicable, to redeem all or a part of its Preference Shares.

Commencing on the tenth anniversary of the Closing Date, each holder of a Preference Share will have the option at any time to require the Company or Subco, as applicable, to redeem the Preference Shares legally available for such purpose.

The Series B Shares were issued for a nominal price and are held by the sole holder of all of the Subco Shares. The terms of the Series B Shares provide that, in the event that two quarterly dividend payments (whether or not consecutive) on the Subco Shares or the Series A Shares shall have accrued and been unpaid, the holders of the Series B Shares will be entitled to notice of, and to attend, at each annual and special meeting of shareholders or action by written consent at which directors of the Company will be elected and will be entitled to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of the Company ranking on a parity with such Series B Shares or Series A Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable to elect two members to the board of directors of the Company (each a "Preferred Holder Director") until dividends on the Subco Shares or Series A Shares have been paid in full or declared and set apart in trust for payment (whereupon such right shall cease unless and until another quarterly dividend payment on the Subco Shares or Series A Shares shall have accrued and been unpaid).

The Company has classified the Preference Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares contain an embedded derivative since they may possibly be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s interim condensed consolidated statement of comprehensive income/(loss). On issuance, the Company recognized the Preference Shares at their fair value of $32,900 in its interim condensed consolidated statement of financial position. As at March 31, 2015, the Company has recognized the Preference Shares at their fair value of $33,120 (December 31, 2014 - $32,626). For the three months ended March 31, 2015, a loss of $395 was recorded in the statement of comprehensive income/(loss) for the change in fair value of the derivative financial liability (March 31, 2014 – loss of $1,877). The fair value of the Preference Shares was obtained by using a market approach. On December 31, 2014 and March 31, 2015, the Company and Subco elected not to declare a dividend on the Preference Shares. As at March 31, 2015, accrued dividends of $849 was included in the Preference Shares balance (December 31, 2014 - $1,590). During the three months ended March 31, 2015, dividends of $750 relating to the three-month period ended September 30, 2014 were declared and paid. For the three months ended March 31, 2015, $142 of dividends was capitalized to mine under construction (three months ended March 31, 2014 - $nil).

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares (collectively, the “Private Placement Preferred Shares”) of two of the Company's subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited). The Private Placement Preferred Shares pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their Private Placement Preferred Shares into 63 million common shares of the Company at a strike price of $0.5673 per common share. A portion of the proceeds from the Private Placement were used towards the completion of the Namoya Mine; therefore, a portion of the dividends accrued and paid were capitalized to mine under construction. The first four dividend payments on the Private Placement Preferred Shares may be deferred by the Company and accumulated at an annual rate of 10%. The dividend payments due on September 2, 2014, December 1, 2014 and March 1, 2015 were deferred.

The Company has elected to classify the Private Placement Preferred Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares comprise multiple embedded derivatives. The Private Placement Preferred Shares are revalued at each reporting date, with a gain or loss reported in the Company’s interim condensed consolidated statement of comprehensive income/(loss). On issuance, the Company recognized the Private Placement Preferred Shares at their fair value of $40,000 in its interim condensed consolidated statement of financial position. As at March 31, 2015, the Company has recognized the Private Placement Preferred Shares at their fair value of $39,084 (December 31, 2014 - $38,490). For the three months ended March 31, 2015, a gain of $449 was included in the interim condensed consolidated statement of comprehensive income/(loss) for the change in fair value of the derivative financial liability (March 31, 2014 – loss of $94). The fair value of the Private Placement Preferred Shares was obtained by using a market approach. As at March 31, 2015, capitalized dividends of $3,634 were included in the Private Placement Preferred Shares balance of $39,084 (December 31, 2014 – capitalized dividends of $2,591). For the three months ended March 31, 2015, dividends of $342 were capitalized to mine under construction (March 31, 2014 - $nil) and dividend expense of $701 was reflected in the interim condensed consolidated statement of comprehensive income/(loss).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Issued and outstanding preference/preferred shares are as follows (number of shares in thousands):

	Number of
	Shares	Fair Value
	(in thousands)	$
Series A Preference Shares
Balance as at January 1, 2014	116	2,466
Accrued cumulative dividends	-	140
Change in fair value during the year	-	271
Balance as at December 31, 2014	116	2,877
Divident payments	-	(66)
Accrued cumulative dividends	-	75
Change in fair value during the period	-	35
Balance as at March 31, 2015	116	2,921

Subco Shares*
Balance as at January 1, 2014	1,200	25,506
Accrued cumulative dividends	-	1,450
Change in fair value during the year	-	2,793
Balance as at December 31, 2014	1,200	29,749
Divident payments	-	(684)
Accrued cumulative dividends	-	774
Change in fair value during the period	-	360
Balance as at March 31, 2015	1,200	30,199

Namoya Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	20,000
Issued as dividends-in-kind	1	-
Change in fair value during the year	-	(755)
Balance as at December 31, 2014	21	19,245
Issued as dividends-in-kind	1
Change in fair value during the period	-	297
Balance as at March 31, 2015	22	19,542

Twangiza Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	20,000
Issued as dividends-in-kind	1	-
Change in fair value during the year	-	(755)
Balance as at December 31, 2014	21	19,245
Issued as dividends-in-kind	1	-
Change in fair value during the period	-	297
Balance as at March 31, 2015	22	19,542

Total Balance as at December 31, 2014		71,116
Total Balance as at March 31, 2015		72,204

*There are another 1,200 series B preference shares of the Company associated with the Subco Shares.

21.	SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

As of March 31, 2015, the Company had 252,101 common shares issued and outstanding (December 31, 2014 – 252,101).

	Number of shares
	(in thousands)	Amount
Balance as at Jan 1, 2014	252,101	$518,615

Balance as at December 31, 2014	252,101	$518,615

Balance as at March 31, 2015	252,101	$518,615

b)	Share purchase warrants (in thousands)

As part of the Offering disclosed in Note 19, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017. As of March 31, 2015, the Company had 8,400 Warrants outstanding (December 31, 2014 – 8,400).

In April 2013, the Company issued 735 broker warrants each of which is exercisable to acquire one common share of the Company at a price of Cdn$3.25 until February 24, 2015. As of March 31, 2015, none of these warrants were outstanding (December 31, 2014 – 735).

On August 18, 2014, warrants were issued as a part of a debt facility arranged by the Company (see Note 19). The warrants entitle the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017.

c)	Income/(loss) per share

Income/(loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2015, amounting to 252,101 (three months ended March 31, 2014 – 252,101) common shares. Diluted income/(loss) per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three months ended March 31, 2015 is 252,221 common shares (March 31, 2014 – 252,101).

22.	SHARE-BASED PAYMENTS

a)	Stock option plan

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Options granted typically have a contractual life of five years from the date of grant. Options granted during 2015 had a vesting schedule of one-third of the options vesting on the grant date, one-third on the 12 month anniversary, and the remaining third on the 24 month anniversary.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The following tables summarize information about stock options (option numbers in thousands):

For the three months ended March 31, 2015:

							Weighted
			During the Period				average
Exercise Price Range	Opening					Closing		Vested &
							remaining		Unvested
(Cdn$)	Balance					Balance		Exercisable
		Granted	Exercised	Forfeiture	Expired		contractual
							life (years)
0.18 - 0.79	-	9,910	-	-		9,910	4.81	3,304	6,606
0.80 - 1.00	5,690	-	-	(30)	-	5,660	3.91	2,873	2,787
1.01 - 2.35	1,935	-	-	(701)	(277)	957	0.43	957	-
2.36 - 4.75	7,921	-	-	(1,085)	-	6,836	1.81	6,836	-
	15,546	9,910	-	(1,816)	(277)	23,363	3.54	13,970	9,393
Weighted Average Exercise Price (Cdn$)	2.89	0.20		3.63	2.31	1.68		2.55	0.39

For the three months ended March 31, 2014:

							Weighted
		During the Period					average
Exercise Price Range						Closing		Vested &
	Opening Balance						remaining		Unvested
(Cdn$)						Balance		Exercisable
		Granted	Exercised	Forfeiture	Expired		contractual
							life (years)
0.80 - 1.00	-	-	-	-	-	-	-	-	-
1.01 - 2.35	6,651	60	-	(180)	(1,740)	4,791	3.19	2,082	2,709
2.36 - 4.75	8,985	-	-	(488)	-	8,497	2.82	8,398	99
	15,636	60	-	(668)	(1,740)	13,288	2.94	10,480	2,808
Weighted Average Exercise Price (Cdn$)	3.26	1.00		3.56	2.15	3.38		3.99	1.12

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were 9,910 stock options granted during the three months ended March 31, 2015. The assessed fair value, using the Black-Scholes option pricing model, of stock options granted during the three months ended March 31, 2015 was a weighted average Cdn$0.20 per stock option.

The model inputs for stock options granted during the three months ended March 31, 2015 and year ended December 31, 2014:

Year ended	March 31, 2015	December 31, 2014
Risk free interest rate	0.46 - 1.00%	1.05 - 1.10%
Expected life	3 years	3 years
Annualized volatility	85.64 - 85.87%	75.99 - 76.27%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$0.09 - $0.11	$0.16 - $0.27

During the three months ended March 31, 2015, the Company recognized in the interim condensed consolidated statement of comprehensive income/(loss) an expense of $403 (March 31, 2014 – $61) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $106 for the three months ended March 31, 2015, respectively, (March 31, 2014 – $63) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mine under construction.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

b)	Share Appreciation Rights Plan

In June 2013, the Company established an incentive Share Appreciation Rights (“SARs”) Plan under which non-transferable cash-settled SARs may be granted to directors, officers, or employees of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the SAR, and the exercise of the SARs granted is not dependent on any performance-based criteria.

Under this SARs Plan, all of the SARs granted to date vest on the 12 month anniversary of their grant date. SARs granted to date have a contractual life of two years from the date of grant.

The following tables summarize information about SARs (number of SARS in thousands)-:

							Weighted
		During the Period					average
Exercise Price Range						Closing		Vested &
	Opening Balance						remaining		Unvested
(Cdn$)						Balance		Exercisable
		Granted	Exercised	Forfeiture	Expired		contractual
							life (years)
$2.30	500	-	-	-	-	500	0.20	500	-
	500	-	-	-	-	500	0.20	500	-
Weighted Average Exercise Price (Cdn$)	2.30	-	-	-	-	2.30	-	2.30	-

The model inputs and grant date fair value for SARs outstanding as at March 31, 2015 included:

Risk free interest rate	1.09%
Expected life	1 year
Annualized volatility	69.61%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	0.1880

The fair value at grant date and at each reporting date is determined using a Black-Scholes option pricing model. The expected price volatility is based on the historic volatility (based on the remaining life of the SARs), adjusted for any expected changes to future volatility due to publicly available information.

During the three months ended March 31, 2015, the Company recognized in the interim condensed consolidated statement of comprehensive income/(loss) a change in fair value of $nil, (March 31, 2014 - $3) representing the fair value at the date of grant of SARs, less changes in fair value, previously granted under the Company’s SARs Plan.

23.	COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at March 31, 2015 are as follows:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

2015	$609
2016	615
2017	436
$1,660

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to routine legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated income/(loss), cash flow or financial position.

24.	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2015 and 2014 was as follows:

	Three months ended
	March 31,	March 31,
	2015	2014
	$	$
Short-term employee benefits	1,170	647
Other benefits	20	16
Employee retention allowance	63	46
Settlement	-	2,325
	1,253	3,034

As of March 31, 2015, the Company had an outstanding balance of $1,292 owed as a part of the 2013 settlement with the former CEO. It is payable in monthly installments expiring in the second quarter of 2016.

During the three months ended March 31, 2015, directors fees of $58 (three months ended March 31, 2014 - $92) were incurred for non-executive directors of the Company. As of March 31, 2015, $81 was included in accrued liabilities as a payable to three directors (December 31, 2014 - $86).

25.	SEGMENTED REPORTING

The Company has three reportable segments: mining operations, mineral exploration, and the development of precious metal projects in the Congo. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s corporate head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining, exploration and development projects are located in the Congo. All of the Company’s revenues from the sale of gold bullion in the Congo are to a single customer.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the three months ended	Mining
March 31, 2015	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	41,003	-	-	-	41,003
Total mine operating expenses	(24,281)	-	-	-	(24,281)
Gross earnings from operations	16,722	-	-	-	16,722

General and administrative	(1,133)	-	-	(1,654)	(2,787)
Share-based payments	(60)	-	-	(343)	(403)
Other charges and provisions	(464)	-	-	(280)	(744)
Net income/(loss) from operations	15,065	-	-	(2,277)	12,788

Finance expenses	(492)	-	(98)	(5,465)	(6,055)
Foreign exchange (loss)/gain	(17)	-	-	63	46
Interest income	-	-	-	1	1
Net income/(loss)	14,556	-	(98)	(7,678)	6,780

Gross capital expenditures	1,825	2,208	28,352	-	32,385

For the three months ended	Mining
March 31, 2014	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	30,439	-	-	-	30,439
Total mine operating expenses	(24,398)	-	-	-	(24,398)
Gross earnings from operations	6,041	-	-	-	6,041

General and administrative	(21)	-	-	(1,445)	(1,466)
Share-based payments	48	-	-	(109)	(61)
Other charges and provisions	-	-	-	(1,903)	(1,903)
Net income/(loss) from operations	6,068	-	-	(3,457)	2,611

Finance expenses	(1,072)		-	(2,253)	(3,325)
Foreign exchange gain	-	-	-	8	8
Interest income	-	-	-	2	2
Net income/(loss)	4,996	-	-	(5,700)	(704)

Gross capital expenditures	3,349	4,600	21,751	13	29,713

Certain items from the Company’s statements of financial position are as follows:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

March 31, 2015	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	276,605	132,603	446,122	423	855,753
Total assets	313,353	134,022	454,496	1,618	903,489
Provision for closure and reclamation	(3,720)	-	(4,221)	-	(7,941)
Long-term debt	-	-	-	(204,055)	(204,055)

December 31, 2014	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	281,278	130,464	431,167	1,253	844,162
Total assets	315,599	131,313	438,241	2,329	887,482
Provision for closure and reclamation	(3,633)	-	(4,122)	-	(7,755)
Long-term debt	-	-	-	(200,921)	(200,921)
Long-term portion of bank loans	-	-	(3,869)	-	(3,869)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Geographic segmentation of non-current assets is as follows:

March 31, 2015
	Property, Plant and	Mine Under	Exploration and	Long-term	Inventory
	Equipment	Construction	Evaluation	Investment		Total
	$	$	$	$	$	$
Congo	288,267	430,718	132,167	-	4,178	855,330
Canada	167	-	-	256	-	423
	288,434	430,718	132,167	256	4,178	855,753

December 31, 2014
	Property, Plant and	Mine Under	Exploration and	Long-term	Inventory
	Equipment	Construction	Evaluation	Investment		Total
	$	$	$	$	$	$
Congo	294,818	414,258	129,959	-	3,874	842,909
Canada	192	-	-	1,061	-	1,253
	295,010	414,258	129,959	1,061	3,874	844,162

26.	PRODUCTION COSTS

Production costs for the Company’s Twangiza Mine for the three months ended March 31, 2015 and 2014 are as follows:

	For the three months ended
	March 31,	March 31,
	2015	2014
	$	$
Raw materials and consumables	(9,311)	(8,309)
Salaries	(4,011)	(3,496)
Contractors	(2,948)	(3,178)
Other overhead	(2,867)	(2,267)
Inventory adjustments	1,242	(2,757)
	(17,895)	(20,007)

27.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended
	March 31,	March 31,
	2015	2014
	$	$
Salaries and employee benefits	(858)	(727)
Consulting, management, and professional fees	(188)	(124)
Office and sundry	(519)	(395)
Congo corporate office	(960)	-
Depreciation	(24)	(14)
Other	(238)	(206)
	(2,787)	(1,466)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

28.	FINANCE EXPENSES

		For the three months ended
		March 31,	March 31,
	Note
		2015	2014
		$	$
Dividends on Preference Shares	20	(707)	(737)
Dividends on Private Placement Preferred Shares	20	(701)	-
Transaction costs	19, 20	(1,297)	(904)
Interest and bank charges		(3,164)	(1,611)
Accretion	18	(186)	(73)
		(6,055)	(3,325)

29.	OTHER CHARGES AND PROVISIONS, NET

	For the three months ended
	March 31, 2015	March 31, 2014
	$	$
Loss on change in fair value of financial instruments	(744)	(1,886)
Share of loss from investment in associate	-	(17)
	(744)	(1,903)

30.	PUT OPTIONS

In March 2014, the Company purchased 54,000 European put options (“the Put Options”) with a strike price of $1,200 per ounce of gold with six monthly expiries starting from March 31, 2014 through to August 31, 2014. The Company classified the Put Options as financial assets at fair value through profit or loss for reporting purposes given that the Put Options are a derivative financial instrument as their value corresponds to the price of gold. On issuance, the Company recognized the Put Options at their fair value of $701 in its interim condensed consolidated statement of financial position. For the three months ended March 31, 2014, a gain of $85 was included in the interim condensed consolidated statement of comprehensive income/(loss) for the change in fair value of the derivative financial instruments. The fair value of the Put Options was obtained by using a quoted market price. All of the Put Options expired unexercised during the year ended December 31, 2014.

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The interim condensed consolidated statements of financial position carrying amounts for cash and cash equivalents, trade and other receivables, bank loans, and trade and other payables approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost (excluding the Offering) are approximated by their carrying values.

The following table provides information about financial assets and liabilities measured at fair value in the statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

		March 31, 2015
	Quoted prices in active	Significant other observable	Significant other
	markets for identical assets	inputs	unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial assets
Long-term investment	256	-	-

Financial liabilities
Derivative instruments - mark-to-market	-	22,877	-
Preference Shares	-	33,120	-
Private Placement Preferred Shares	-	39,084	-

		December 31, 2014
	Quoted prices in active	Significant other observable	Significant other
	markets for identical assets	inputs	unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial assets
Long-term investment	1,061	-	-

Financial liabilities
Derivative instruments - mark-to-market	-	1,393	-
Preference Shares	-	32,626	-
Private Placement Preferred Shares	-	38,490	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statement of comprehensive income/(loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at March 31, 2015. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net income/(loss) by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at March 31, 2015.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Canadian	South African	Congolese	British	Australian	European
	Dollar	Rand	Franc	Pound	Dollar	Euro
	CDN$	ZAR	CDF	£	AUD	EUR
Cash and cash equivalents	(18)	3,627	88,863	-	-	-
Short-term investments	272	-	-	-	-	-
Prepaid expenses	205	-	-	-	-	-
Accounts payable	(7,255)	(77,216)	(512,779)	(419)	(184)	(536)
Retention allowance	(1,013)	-	-	-	-	-
Total foreign currency financial assets and liabilities	(7,809)	(73,589)	(423,916)	(419)	(184)	(536)
Foreign exchange rate at March 31, 2015	0.7895	0.0827	0.0011	1.4834	0.7689	1.0850
Total foreign currency financial assets and liabilities in US $	(6,165)	(6,086)	(466)	(622)	(141)	(582)
Impact of a 10% variance of the US $ on net income	(617)	(609)	(47)	(62)	(14)	(58)

d)	Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at March 31, 2015 and December 31, 2014 is as follows:

	March 31,	December 31,
	2015	2014
	$	$
Cash and cash equivalents	3,024	1,002
Trade and other receivables	6,643	7,261
	9,667	8,263

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options. The Company has the following financial obligations, excluding preferred shares classified as financial liabilities:

March 31, 2015		Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	75,238	75,238	-	-	-
Long-term debt, including interest	260,848	22,765	238,083	-	-
Bank loans	18,628	18,628	-	-	-
Derivative instruments	22,877	9,310	13,567	-	-

December 31, 2014		Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	86,396	86,396	-	-	-
Long-term debt, including interest	269,598	20,464	249,134	-	-
Bank loans	20,992	17,123	3,869	-	-
Derivative instruments	1,393	1,393	-	-	-
Deferred revenue	3,000	3,000	-	-	-

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the Congo has experienced two wars and significant political unrest. Operating in the Congo may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold. The following table demonstrates the impact of a 10% weakening in the spot price of gold:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Three months ended
	March 31, 2015	March 31, 2014
Net income	6,780	(704)
Impact of a 10% weakening of the spot price of gold	(4,100)	(3,044)
Net income/(loss) after impact	2,680	(3,748)

i)	Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

j)	Capital Management

The Company manages its bank overdraft, net of cash, bank loans, preference shares, long-term debt, common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	March 31,	December 31,
	2015	2014
	$	$
Bank overdraft, net of cash	(651)	2,651
Short-term bank loans	18,628	17,123
Long-term bank loans	-	3,869
Preference shares	72,204	71,116
Long term debt	204,055	200,921
Share capital	518,615	518,615
Warrants	13,356	13,356
Contributed surplus	43,035	42,526
Deficit	(75,593)	(82,373)
	793,649	787,804

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

32.	CASH FLOWS

a)	Operating Cash Flows – Working Capital Adjustments

	For the three months ended
	March 31, 2015	March 31, 2014
	$	$
Trade and other receivables	590	(488)
Prepaid expenses and deposits	(3,379)	1,907
Inventories	409	4,219
Trade and other payables	(6,304)	(4,862)
Employee retention allowance	(58)	(53)
Derivative instruments - mark-to-market	590	-
	(8,152)	723

b)	Investing Cash Flows – Non-Cash Additions

		For the three months ended
	Notes	March 31, 2015	March 31, 2014
		$	$
Exploration and evaluation
Depreciation	10	173	222
Share-based payments	22	83	38
Employee retention allowance	16	29	56

Mine under construction
Depreciation	10	1,881	1,866
Share-based payments	22	23	25
Employee retention allowance	16	93	56
Accrued interest	15	1,892	2,425

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

c)	Financing Cash Flows – Issuance Proceeds and Costs

	For the three months ended
Gross proceeds	March 31, 2015	March 31, 2014
	$	$
Derivative instruments	20,000	-
Preference shares	-	40,000
	20,000	40,000

	For the three months ended
Issuance costs	March 31, 2015	March 31, 2014
	$	$
Derivative instruments	300	-
Preference shares	-	904
	300	904

33.	EVENTS AFTER THE REPORTING PERIOD

In April 2015, the Company closed the $70 million balance of its previously announced financings, such balance involving a second gold forward sale transaction relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine. The forward sale transaction provides for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The gold streaming transaction provides for the payment by the purchaser of a deposit of $50 million for the delivery to the purchaser of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce.